Christopher C. Simpson, AZ Bar #018626
Stinson Morrison Hecker LLP
1850 N. Central Avenue, Suite 2100
Phoenix, Arizona 85004-4584
Tel: (602) 279-1600
Fax: (602) 240-6925
e-mail: csimpson@stinsonmoheck.com

Attorneys for the Trust Supervision Committee

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF ARIZONA

In re: STEVENS FINANCIAL GROUP, INC.,	Chapter 11 Proceedings Case No. 2:01-bk-03105-ECF-RTB MOTION FOR DECLARATORY RELIEF
Debtor.

The Trust Supervision Committee of the Freedom Financial Group I Statutory Trust, (the "Trust Committee")[1], created pursuant to the Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (the "Plan"), attached hereto as Exhibit A, and the Stipulated Amended Order Confirming the Plan of Reorganization entered March 14, 2002 (the "Confirmation Order"), attached hereto as Exhibit B, moves this Court for an order defining its powers, resolving any ambiguity which may exist under the Plan and directing the Trust Committee in accordance with the Plan and the Trust.This Motion is supported by the following Memorandum of Points and Authorities which is incorporated herein by this reference.

[1] The Trust Committee currently consists of Jerry Fenstermaker, Robert T. Chancellor and Vernon Schweigert. However, Mr. Fenstermaker has properly recused himself from any decision of the Trust Supervision Committee concerning conversion of the Preferred Stock and this motion is brought at the direction of the remaining Committee members Robert T. Chancellor and Vernon Schweigert.

MEMORANDUM OF POINTS AND AUTHORITIES

I.                   JURISDICTION AND OVERVIEW.

        1.          Pursuant to 28 U.S.C. Sections 1334 and 157, the Court has jurisdiction to hear this Motion.  Pursuant to 28 U.S.C. Section 157 (b)(2)(A), (L), and (O), this Motion represents a core proceeding.

        2.          Pursuant to paragraph "D" of the Confirmation Order, this Court retains jurisdiction over the Plan and "over Debtor's case and proceedings or other matters arising in or relating to Debtor's case."  Confirmation Order, para. D, at 4.

        3.          Pursuant to Section 13 of the Plan, this Court retains jurisdiction "to insure that the purpose and intent of the Plan are carried out," including, without limitation, "the correction of any defect, the curing of any omission, or the reconciliation of any inconsistency in the Plan . . . or any and all documents executed or to be executed in connection" therewith.  Plan, Section 13, at 35-36.

        4.          The Plan outlined and directed: (i) the formation of Freedom Financial Group, Inc., as successor to the reorganized debtor ("Freedom Financial" or the "Company"); (ii) the creation and filing of the Company's First Amended and Restated Certificate of Incorporation ( the "Charter"), a true and correct copy of the Charter and a true and correct copy of the only subsequent amendment to the Charter filed April 27, 2005, are attached hereto as Exhibit C; and (iii) the formation of the Freedom Financial Group I Statutory Trust (the "Trust") as governed by the Amended and Restated Trust Agreement of the Freedom Financial Group I Statutory Trust (the "Trust Agreement"), a true and correct copy of the Trust Agreement is attached hereto as Exhibit D;

        5.          Pursuant to the Plan and Del. Code Ann. tit. 8 Section  217, the Trust holds and votes all of the preferred stock of the Company (the "Preferred Stock").  The Board of Directors of the Company (the "Board") has requested that the Trust Committee direct a vote of the Preferred Stock in favor of a conversion of the Preferred Stock to common stock.

        6.          The Trust Committee formed by order of this Court requests this Court's Declaratory Judgment defining the powers of the Trust Committee, resolving any ambiguity which may exist under the Plan and further directing the Trust Committee pursuant to the terms of the Plan, the Charter and the Trust Agreement regarding conversion of the Preferred Stock.  The Trust Committee further requests this Court's declaration that upon such conversion, the Trust Committee may direct a winding up of the Trust, distribution of the resulting common stock to the Trust beneficiaries, and subsequent dissolution of the Trust.

II.               HISTORY.

        7.          On March 19, 2001, Stevens Financial Group, Inc. ("SFG"), filed for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Arizona.  Docket Sheet for Case Number 01-03105 ECF-RTB (hereinafter "Dkt # 1").

        8.          Prior to bankruptcy, SFG issued fixed rate certificates to individual investors promising a fixed rate of return (the "Fixed Rate Certificates").  The indebtedness represented by the Fixed Rate Certificates represented the overwhelming majority of the debt of the company amounting to over $78,798,600 in principal and interest owing on the Fixed Rate Certificates as of the petition date.

        9.          Vern Schweigert was appointed as the Chapter 11 Trustee ("Trustee") of the SFG bankruptcy case and on March 14, 2002, this Court entered a stipulated amended order confirming the Corrected Trustee's Amended Plan of Reorganization.  Dkt #s 416, 438 and Exhibit B.

        10.        Pursuant to the Plan, Participating Creditors received "shares of common stock in the Company and the right to receive distributions from the Preferred Stock."  Plan, Section 1.4, at 3.  The Plan further required the Preferred Stock to be placed in the Trust and managed by the Trust Committee. Plan, Section 1.4, at 3 , Section 2.1.48, at 12, Section 6.6, at 28.

        11.        The Preferred Stock carries a liquidation and dividend preference of $54,000,000.  The original intent of the Company was to redeem the Preferred Stock through payments of approximately $54,000,000 to the Preferred Stock beneficiaries over twenty-eight quarters.  No dividends can be paid on the common stock until the Preferred Stock is redeemed or converted.

        12.        The assets of Freedom Financial consist mainly of revenue generating sub-prime automobile debt contracts.  Freedom Financial services these sub-prime contracts and uses the regular receivable payment streams to pay operating expenses and to purchase new contracts.  The larger the investment portfolio, the larger the gross profits for the Company.

        13.        In order to generate the redemption payments, the Plan and Freedom Financial's business model anticipated formation of a joint venture with Innovative Financial Resources, Inc. ("IFR") which would have provided an additional $10,000,000 in capital "to expand the existing portfolio" and "greatly enhance the profitability of continued operations" of the business.  Disclosure Statement, Section 10, at 31-32, pertinent portions of which are attached hereto as Exhibit E.  The performance projections accompanying the Disclosure Statement likewise "assumed that the proposed joint venture [would] be consummated." Note 4 of Notes to Exhibit 5 of Disclosure Statement, pertinent portions of which are attached hereto as Exhibit F.

        14.        Freedom Financial entered into a Venture Agreement with IFR and the agreement was approved by this Court on January 11, 2002.  Dkt # 371.

        15.        Unfortunately, IFR failed to perform under the Venture Agreement and this Court issued an order terminating the Venture Agreement on June 2, 2003.  Dkt # 614.

        16.        On May 2, 2005, the Company registered as a public company filing Form 10SB12G with the Securities and Exchange Commission pursuant to Section 12(g) for small businesses.

        17.        On October 10, 2005, the Company hired Flagstone Securities, LLC ("Flagstone"), an  investment banker, to assist the Company in raising equity capital and to secure a temporary bridge loan.  According to Flagstone and perspective investors, the $54,000,000 Preferred Stock preference constitutes a barrier to new equity investment.  See Exhibits H and I infra.

       18.         On December 15, 2005, the Board of Directors of Freedom Financial determined that it was in the best interest of the Company and its shareholders to convert the Preferred Stock to common stock and requested that the Trust Committee take the necessary steps to convert the Preferred Stock, a true and correct copy of the Minutes of the Board Meeting held on December 15, 2005, are attached hereto as Exhibit G.

        19.        On January 2, 2006, the Company received a letter of interest from Symington Group, a private investment firm, expressing a desire to pursue an investment in the Company, provided the Company eliminates its Preferred Stock preference by February 28, 2006.  A true and correct copy of that letter is attached hereto as Exhibit H.

        20.        On January 11, 2006, the Company informed its shareholders that the Company requires additional equity capital, that the Board recommends conversion of the Preferred Stock and that the Trust Committee intends to file this motion before this Court.  A true and correct copy of the Company's letter to its shareholders is attached hereto as Exhibit I.

III.        DILEMMA LEADING TO THE FILING OF THIS MOTION.

        21.        The current portfolio is not large enough to generate returns for the shareholders or redeem the Preferred Stock.  The $54,000,000 Preferred Stock preference forecloses additional equity investments and prevents a trading market for the Company's common stock. See Exhibits G, H and I.

        22.        The Company's portfolio has performed well and the Company is operating near breakeven.  However, without the additional capital anticipated by the Plan, the Company is unable to generate sufficient cash flow to continue to purchase new contracts.  Company management estimates that unless additional capital is obtained, the Company will not have sufficient cash to continue to purchase new contracts beyond the second quarter of 2006, creating a spiraling cycle of diminishing corporate returns.

        23.        Due to the $54,000,000 preference on the Preferred Stock, the common stock is estimated to have little or no value.  For this reason the Company has been unable to establish a trading market for its common stock.  Without a trading market for the common stock, the Company's shareholders are unable to efficiently liquidate their investment.

        24.        Flagstone has informed the Company that Flagstone believes that two separate market makers are willing to establish a sustained public trading market for the common stock if the Preferred Stock is converted.  See Company's letter to its shareholders attached hereto as Exhibit I.

        25.        Although the Trust Committee properly directs any vote of the Preferred Stock pursuant to Del. Code Ann. tit. 8 Section  217 and the Trust Agreement, the Plan itself is silent on the Trust Committee's authority to cause conversion of the Preferred Stock.

IV.              THE GOVERNING DOCUMENTS.

        26.        Three documents are critical to the Court's analysis: (i) the Plan, attached hereto as Exhibit A; (ii) the Trust Agreement, attached hereto as Exhibit C; and (iii) the Charter, attached hereto as Exhibit D.

    A.              The Plan.

        27.         Section 2.1.48 of the Plan requires formation of the Trust to hold the Preferred Stock.

        28.         Sections 5.2.1, 5.2.2 and 6.1 of the Plan direct issuance of the common stock to the Participating Creditors and issuance of the Preferred Stock to the Preferred Stock Trustee (the "Regular Trustee") to be held in the Trust.

        29.         Section 6.6 of the Plan requires formation of a Trust Supervision Committee to direct the Regular Trustee concerning management of the Trust.  Members of the Trust Supervision Committee are selected by the Board of Directors of Freedom Financial.  Plan, Section 6.6, at 28; Trust Agreement, Section 5.1, at 13.

    B.              The Trust.

        30.        The Trust is a Delaware Statutory Trust established in accordance with Section 6.6 of the Plan and formed pursuant Del. Code Ann. tit. 12 Section  3801, et seq.  The Trust is governed by the Trust Agreement.  The Trust was created to protect the interests of the Trust beneficiaries, to prevent an unintended loss of the Company's net operating loss carryover pursuant to the "change of control" limitation contained in Section 382 of the Internal Revenue Code, and to provide a mechanism for disbursement of any payments on the Preferred Stock.

        31.        The stated purpose of the Trust is to hold and distribute the Trust Assets in as efficient a fashion as possible in accordance with the provisions of the Trustee's Plan of Reorganization.  Trust Agreement, Section 2.2, at 4.  The initial intent was for the Company to redeem the Preferred Stock through periodic payments of excess portfolio profits to the Trust.  Plan, Section 6.7.1, at 29.  Payments to the Trust would be distributed to the beneficiaries.  The redemption model assumed an additional $10,000,000 in portfolio capital from the joint venture.  Without the additional portfolio funds, the Company has been unable to make any redemption payments to the Trust.

        32.        The Regular Trustee has the exclusive right to hold, control and vote the Preferred Stock subject only to the direction of the Trust Committee.  Del. Code Ann. tit. 8 Section  217;  Plan, Section 6.6, at 28; Trust Agreement, Section 4.4, at 8, Section 5.5, at 14.  The Plan and Trust Agreement grant the Trust Committee the authority to direct the Regular Trustee with respect to all actions regarding the Preferred Stock. Plan, Section 6.6, at 28; Trust Agreement, Section 5.5, at 14.  Thus, although the Regular Trustee votes the Preferred Stock in any matter submitted to the shareholders, the Trust Committee has the authority to direct the vote of the Regular Trustee.

    C.              The Charter.

        33.        Pursuant to Delaware law, the Charter sets forth the number of authorized shares and the powers, preferences, rights and restrictions of each class of equity security.  Del. Code Ann. tit. 8 Section  102(4).  The Charter establishes that the holder of the Preferred Stock has the right to convert the Preferred Stock to common stock and that right to conversion is protected from impairment. Charter, Section 4.4(D)(1) at 4, Section 4.4(D)(2)(ii) at 4, Section 4.4(D)(5), at 5.  Any substantive amendment to the Charter requires the affirmative vote of the common and preferred shareholders voting together as a single class.  Charter, Section 4.6(D), at 6, Section 4.4(E), at 5-6; Del. Code Ann. tit. 8 Section 242.  Sections 4.4(D)(1) and 4.4(D)(2)(ii) of the Charter provide two mechanisms for the holder of the Preferred Stock to convert the Preferred Stock to common stock:

(D) Conversion Rights.  The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

            (1)  Right to Convert.  Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share and prior to the Final Redemption Date, into one share of fully paid and nonassessable Common Stock (subject to appropriate adjustments for stock splits, stock dividends, combinations or other recapitalizations).  The conversion price ("Conversion Price") per share for shares of Preferred Stock shall be $0.01 per share.

            (2) Automatic Conversion.  Each share of Preferred Stock shall automatically be converted into one share of Common Stock at the Conversion Price immediately upon the earlier of (i) the closing of the sale of the Corporation's Common Stock in a public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, with aggregate proceeds to the Corporation and/or any selling stockholders (after deduction for underwriters' discounts and expenses relating to the issuance, including without limitation fees of the Corporations counsel) of at least $54,000,000; (ii) the date specified by written consent or agreement of the holders of not less than 70% of the then outstanding shares of Preferred Stock voting together as a separate class; or (iii) if a majority of the Preferred Stock waives the Liquidation Preference in accordance with Section 4.4 B (3) hereof, then upon the consolidation or merger of the Corporation into or with any other entity or entities which results in the exchange of shares representing 50% or more of the outstanding shares of voting capital stock of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof, or the sale or transfer by the Corporation of all or substantially all of its assets.

Charter, Section 4.4 (D)(1) at 4, Section 4.4 (D)(2)(ii) at 4, emphasis added.

        34.        The Regular Trustee has the exclusive right to hold, control and vote the Preferred Stock, subject to the power of the Trust Committee to direct all actions concerning the Preferred Stock.   Del. Code Ann. tit. 8 Section 217;  Plan, Section 6.6, at 28; Trust Agreement, Section 4.4, at 8, Section 5.5, at 14.  The Trust Committee may cause the Regular Trustee to exercise the option to convert some or all of the Preferred Stock pursuant to 4.4(D)(1) or cause the Regular Trustee to vote the Preferred Stock in favor of automatic conversion pursuant to 4.4(D)(2)(ii).    Thus, under the Charter and the Trust Agreement, the Trust Committee appears to have the unequivocal authority to cause some or all of the Preferred Stock to be converted to common stock.  The Trust Committee seeks this Court's declaration that the Plan does not prevent the Trust Committee's exercise of their otherwise unequivocal authority to direct a conversion of the Preferred Stock in this instance.

V.                 THE TRUST SHOULD BE DISSOLVED.

        35.        Although considered essential during the early years of the Company's reorganization, the Trust mechanism is now awkward and should be dissolved.

        36.        The Trust Committee is appointed by the Company's Board of Directors.  Plan, Section 6.6, at 28; Trust Agreement, Section 5.1, at 13.  The current Board of Directors of the Company consists of five members:  Jerry Fenstermaker, Robert T. Chancellor, Vernon Schweigert, Steve Gore and Troy Compton. These Directors appointed Jerry Fenstermaker, Robert T. Chancellor and Vernon Schweigert to the Trust Committee.  Thus each member of the Trust Committee is being asked to perform multiple roles.

        37.        Robert T. Chancellor is a Director of Freedom Financial.  Chancellor is a former Fixed Rate Certificate holder and pursuant to the Plan holds 2,303 shares of common stock and is a beneficiary of the Trust.  Jerry Fenstermaker is the CEO and President of the Freedom Financial.  Fenstermaker owns shares of common stock issued pursuant to Section 6.5 of the Plan and his employment agreement.  Mr. Fenstermaker's employment contract contains an anti-dilution provision which entitles him to maintain a seven-percent interest in the issued common stock on a post-conversion basis.  Vernon Schweigert is the Regular Trustee of the Trust and a Director of Freedom Financial.  Schweigert holds no interest in the equity of Freedom Financial.

        38.        The Trust is an awkward structure created for chiefly historical reasons.  The Trust has become unworkable, especially in a public company, and should be dissolved.

VI.              QUORUM ISSUE CREATED BY TRUST DISSOLUTION.

        39.        Dissolution of the Trust will make the Company's current quorum requirement unmanageable.  A "quorum" may be defined as the number of shares that must be present in a deliberative body before business may be transacted.  Once a quorum is present, a majority of the votes cast determine the outcome of any election.  In the case of Freedom Financial, a quorum is 50% of all outstanding shares.  Charter, Section 4.6(D), at 6.  The Company is unusual in that, apart from management, no shareholder owns more than 0.4% of the common stock.  Historically, a majority of holders of the common stock have failed to attended or return a proxy for any meeting.  At all such meetings, a quorum was achieved by the presence of the Trustee holding the Preferred Stock.  If the Trustee were not present, the shareholders of the Company would have been unable to achieve any corporate action, including the election of directors.

        40.        The identity and holdings of the common shareholders are similar to the identity and beneficial interests of the Trust beneficiaries on a percentage basis.  If the Preferred Stock is converted and distributed to the Trust beneficiaries (largely the same individuals that hold the common stock), then judging from historical participation, the shareholders are unlikely to establish a quorum at any future meeting.

        41.        In order to avoid a likely failure of corporate governance upon dissolution of the Trust, the Trust Committee intends to preserve the Trust until the next meeting of the shareholders.  At the next meeting of the shareholders the Trust Committee intends to vote in favor of an amendment to the Charter which would reduce the quorum requirement from 50% of the outstanding stock to 33.33% of the outstanding stock pursuant to Del. Code Ann. tit. 8 Section  216.  In such event, a majority of the stock voted at any meeting would continue to decide any matter submitted to the shareholders.

VII.           LACK OF CORPORATE REMEDIES.

        42.        Traditional corporate action cannot resolve this matter. The Trust Committee has examined whether solicitation of the Company's shareholders or the Trust beneficiaries provides a satisfactory alternative.  Solicitation is futile in this case because neither the common shareholders nor the beneficiaries can authorize conversion.

        43.        Under Section 4.4(D) of the Charter, consent of the Preferred Stock is required for conversion.  The Trustee Committee is the only body which can direct a vote of the Preferred Stock.  A vote of the common shareholders would have no bearing on this matter and could neither authorize nor reject conversion. Charter, Section 4.4(D)(1) at 4, Section 4.4(D)(2)(ii) at 4.

        44.        Solicitation of the Trust beneficiaries would likewise be futile.  The Trust Committee is required to act in the best interest of the beneficiaries and a polling of the Trust beneficiaries is no substitute for the judgment of the Trustees.  The Committee members cannot delegate their judgment to a majority of the beneficiaries.  If any vote of the beneficiaries is less than unanimous, the Committee must still exercise their judgment on behalf of all beneficiaries.

        45.        Attempting to amend the Charter to otherwise address the conversion issue is equally unsatisfactory.  Amending the Charter requires shareholder solicitation and a majority of a quorum of the common and Preferred Stock voting together.  Such an amendment also requires the separate approval of the Preferred Stock.  Del. Code Ann. tit. 8 Section 242; Plan, Section 6.4, at 27; Charter, Section 4.6(D), at 6, Section 4.4(E), at 5-6.  Thus, amending Section 4.4(D) of the Charter regarding conversion, is circular because the Trust Committee would again be required to cast the determining vote.

VIII.        CONCLUSION.

        46.        The Trust Committee has been informed and believes that the Company, the shareholders and in turn the Trust beneficiaries will be harmed if the Company is unable to attract additional equity capital by the second quarter of 2006.   The Company's market advisors and potential investors have expressed that the greatest impediment to attracting new equity is the existence of the Preferred Stock.  The Trust Committee believes that the value and performance of the Company will be greatly enhanced through conversion of the Preferred Stock.   The Trust Committee believes that conversion of the Preferred Stock is in the best interests of the beneficiaries.    The Trust Committee believes that under the Charter and the Trust Agreement the Trust Committee possesses the authority to cause some or all of the Preferred Stock to be converted to common stock.  The Plan is silent on the Trust Committee's authority to cause a conversion of the Preferred Stock.  The Trust Committee seeks this Court's judgment regarding any ambiguity resulting from the Plan's silence.

IX.              DECLARATORY RELIEF.

        47.        Based on the foregoing the Trust Committee seeks a declaration from this Court as follows: (i) resolving any ambiguity which may exist under the Plan and authorizing the Trust Committee, pursuant to Section 6.6 of the Plan, governing management of the Preferred Stock Trust, to direct the Regular Trustee to vote the Preferred Stock in favor of conversion of the Preferred Stock to common stock pursuant to Section 4.4(D) of the Charter; (ii) authorizing the Trust Committee at the next meeting of the shareholders to direct the Regular Trustee to vote the resulting common stock in favor of an amendment to the Charter which would reduce the quorum requirement from 50% to 33.33% in accordance with Del. Code Ann. tit. 8 Section 216; (iii) directing the conversion ratio to be 1:1.05 and directing the additional 5% of the resulting common stock to be held in reserve to cover any liabilities to creditors or other costs in accordance with the Delaware Statutory Trust Act and Section 8.2 of the Trust Agreement; (iv) directing the Trust Committee after the next meeting of the shareholders to distribute the unreserved resulting common stock to the beneficiaries and to wind up the Trust; (v) directing the Company, immediately following the winding up of the Trust, to transfer  all remaining reserved common stock of the Trust into treasury (as if never issued) such that such remaining reserved common stock shall have no impact on the capital structure of the Company; and (vi) directing the Trust Committee to subsequently dissolve the Trust pursuant to Section 8.1(a) of the Trust Agreement.

        WHEREFORE, based upon the foregoing, the Trust Committee requests that the Court grant the declaratory relief requested herein together with such other relief as the Court deems just and proper under the circumstances.

        RESPECTFULLY SUBMITTED this 25th day of January, 2006.

Stinson MORRISON HECKER LLP
By:	/s/ CCS (#018626)
Christopher C. Simpson, Esq.
1850 N. Central Avenue, Suite 2100
Phoenix, Arizona 85004-4584
Counsel for Trust Supervision Committee
A COPY of the foregoing was sent this 25th day of January, 2006 to:
Office of the U.S. Trustee P.O. Box 36170 Phoenix, AZ 85067-6170
/s/ Anne

EXHIBITS:  Note: The following exhibits were attached to the Motion for Declaratory Relief.  Exhibits that were previously filed by Freedom Financial Group, Inc. are omitted from this Form 8-K, and instead cross-referenced to the original filing.

Exhibit Letter	Description
A	Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (See Exhibit 2.1 to Form 10-SB filed on May 2, 2005)
B	Stipulated Amended Order Confirming the Plan of Reorganization entered March 14, 2002
C	First Amended and Restated Certificate of Incorporation of Freedom Financial Group, Inc., and Amendment thereto filed April 27, 2005 (See Exhibits 3.1 and 3.1.1 to Form 10-SB filed on May 2, 2005)
D	Amended and Restated Trust Agreement of the Freedom Financial Group I Statutory Trust (See Exhibit 4.1 to Form 10-SB filed on May 2, 2005)
E	Disclosure Statement for Plan of Reorganization (See Exhibit 2.2 to Form 10-SB filed on May 2, 2005)
F	Notes to Exhibit 5 of Disclosure Statement (See Exhibit 2.2 to Form 10-SB filed on May 2, 2005)
G	Minutes of the Board Meeting held on December 15, 2005
H	Letter of Interest from The Symington Group
I	Letter to Shareholders dated January 11, 2006 (See Exhibit 99.1 to Form 8-K filed on January 12, 2006)

Exhibit B to Motion for Declaratory Relief
(Stipulated Amended Order Confirming the Plan of Reorganization entered March 14, 2002)

Taylor Ashworth, No. 010143
Alan A. Meda, No. 009213
OSBORN MALEDON, P.A.
2929 North Central Avenue, Suite 2100
Phoenix, Arizona 85067-6379
Ph. (602) 640-9000
Fax (602) 640-6047
E-mail: bkecf@omlaw.com

Attorneys for Chapter 11 Trustee

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF ARIZONA

In re: STEVENS FINANCIAL GROUP, INC., a Missouri corporation,	Chapter 11 Case No. B-01-03105-ECF-RTB STIPULATED AMENDED ORDER CONFIRMING PLAN OF REORGANIZATION
Debtor.

        On the 17th day of December, 2001, came on for consideration the confirmation of Trustee's Amended Plan of Reorganization Dated October 30, 2001 ("Plan"): and the Court having considered the Plan, objections to the Plan having been filed by the Consumer Protection Division I of the Attorney General and the Missouri Office of the Secretary of State (collectively referred to as "State of Missouri") and by the Federal Deposit Insurance Corporation ("FDIC"), the State of Missouri and FDIC having withdrawn their objections, no other objections having been filed or served on counsel for the Trustee, the Court having entered an Order Confirming Plan of Reorganization on or about December 28, 2001, January 7, 2002 and February 22, 2002, the Investors' Committee having filed a Motion to Alter or Amend Confirmation Order, the Investors' Committee and the Trustee having stipulated to this amended order, and good cause appearing therefor,

        THE COURT FINDS:

        1.         The Plan complies with the applicable provisions of the Bankruptcy Code.

        2.         The proponent of the Plan has complied with the applicable provision of the Bankruptcy Code.

        3.         The Plan has been proposed in good faith and not by any means forbidden by law.

        4.         Any payment made or to be made by the Trustee for services or for costs and expenses in or in connection with this case, or in connection with the Plan and incident to the case, has been approved by, or is subject to the approval of the Court as reasonable.

        5.         Each holder of a claim or interest has accepted the Plan or will receive or retain under the Plan property of a value, as of the Effective Date of the Plan, that is not less than the amount that such holder would receive or retain if the Debtor were liquidated under chapter 7 of the Code on such date.

        6.         Each class of claims or interests has either accepted the Plan or is not impaired under the Plan.

        7.         The Plan provides for payment in full, on the Effective Date, of all administrative and priority claims and expenses.

        8.         At least one class of claims impaired under the Plan has accepted the Plan, without consideration of acceptances by insiders.

        9.         All fees required to be paid pursuant to Section 1930 of title 28 have been paid or shall be paid as of the Effective Date.

        10.       The estate is not obligated under any retiree benefit plans.

        11.       The appointment, election, or employment of Clarence W. Stevens, Pat Robarge, and/or Damian Sinclair as an officer, director or employee of the Reorganized Debtor (as defined in the Plan) is not consistent with the interests of  creditors, equity security holders or public policy.

         IT IS THEREFORE ORDERED,

         A.        The Plan is hereby confirmed; provided, however, that the following shall be substituted for the last sentence of Section 5.1 of the Plan.

Notwithstanding any provision to the century, if a Claim holder has submitted no election, the holder shall be rebuttably presumed to have made the same election as the majority (by dollar amount) of electing holders of claims in the same Class. The non-electing Claim holder may only rebut this presumption by: (1) refusing to execute and return documents reflecting cancellation of debt and the assignment of claims as a condition to receiving stock in the Reorganized Debtor or its holding company, (2) filing his or her own lawsuit against a Potential Defendant or another Participating Creditor, or (3) opting out of any class action settlement used to settle investor claims against Potential Defendants or Participating Creditors; provided, however, that a Claim holder who executes and returns documents reflecting cancellation of debt and the assignment of claims shall be deemed to have irrevocably presumed to have made the same election as the majority (by dollar amount) of electing holders of claims in the same Class.

        B.         All stock and any other equity interests in the Debtor, whether outstanding, contingent, equitable, or otherwise, are hereby cancelled and all certificates or other evidence of equity interests in the Debtor are hereby void without further action by the Debtor or any party. The Trustee, for the benefit of Participating Creditors, shall be and hereby is authorized to issue new common stock of the Reorganized Debtor to Freedom Financial Group, Inc., a Delaware "C" corporation. recently formed to be the parent company of the Reorganized Debtor pursuant to the Plan. The Trustee is hereby further authorized to issue stock of Freedom Financial Group, Inc. pursuant to the Plan.

        C.        On the Effective Date or the date of conversion of the case to a Chapter 7 proceeding if such event should occur, Colonial Trust Company's duties as Indenture Trustee on the Time Certificates, Fix Rate Investment Certificates or other obligations of Debtor shall automatically be deemed to have been terminated.

        D.        The Court, following Confirmation of the Plan, shall retain jurisdiction over the Plan and over Debtor's' case and proceedings or other matters arising in or relating to Debtor's case as provided in the Plan. The Trustee may close this case following the first distribution to unsecured creditors (including holders of investor claims).

        E.         As of the Effective Date defined in the Plan, the Debtor is discharged and released of any and all debts and Claims of any nature against Debtor that arose at any time before the entry of this Order, including, but not limited to, all principal and any and all interest accrued on such Claims, except as provided in the Plan pursuant to Section 1141(d)(1) of the Code. The discharge of Debtor shall be effective, on the Effective Date, as to each Claim, regardless of whether a proof of Claim therefor was filed, whether the Claim is an Allowed Claim, or whether the holder thereof votes to accept the Plan.

        F.         All parties in interest shall be, and hereby are enjoined and restrained from pursuing any claims or causes of action derivative of any claims or causes of action released by Debtor pursuant to the provisions of the Plan except as otherwise provided in the Plan or in this Order.

        G.        The Articles of Incorporation of the Reorganized Debtor shall prohibit Clarence W. Stevens, Pat Robarge, and/or Damian Sinclair from serving as an officer, director or employee of the Reorganized Debtor and/or SFG Holdings, Inc.

        H.        As soon as practical following the entry of this Order, the Trustee shall provide the holders of investor claims within Class 3A and 3B who have either elected to treatment as a "Non-Participating Creditor" or failed to make an election between treatment as a "Participating or Non-Participating Creditor" under the Plan with an additional opportunity to make such or change their election.

        I.          The Official Committee of Investor Creditors appointed in this case shall be terminated, except for the purposes specified below, sixty (60) days following the date of this Order unless otherwise ordered by this Court; provided, however, that such termination shall not affect the role of Raymond Plaster as authorized claims agent in this proceeding. Notwithstanding the foregoing. the Investors' Committee shall remain effective and shall be authorized (i) to consult with the Trustee regarding the Effective Date, (ii) to review and object, if necessary, to potential settlements, and (iii) to review and object, if necessary, to final fee applications.

        J.          The Tax Claim Rate (as contemplated by the Plan) shall be equal to 6%.

        K.        The Liquidation Amount (as contemplated by the Plan), as of the Effective Date shall be equal to $3,641,076 or 4.588%.

        L          Freedom Financial Group, Inc., a Delaware corporation, the parent company of the Reorganized Debtor, is hereby appointed as the Disbursing Agent (as contemplated by the Plan).

Dated:  March 14, 2002

                                                                                    /s/ Redfield T. Baum

                                                                                    Honorable Redfield T. Baum
                                                                                    United States Bankruptcy Judge

STIPULATED AND APPROVED:

Osborn Maledon, P.A.

/s/ Alan A. Meda
Alan A. Meda., Esq.
Date: 3/12/02

Moon & Plaster, L.L.C.

/s/ Raymond L. Plaster
Raymond I. Plaster, Esq.
Date:  3/12/02

Exhibit G to Motion for Declaratory Relief
(Minutes of December 15, 2005 Board of Directors Meeting)

MINUTES

MEETING OF FREEDOM FINANCIAL GROUP, INC.

BOARD OF DIRECTORS - DECEMBER 15, 2005

Those present were Jerry Fenstermaker, Troy A. Compton, Steve Gore, Bob Chancellor and Vern Schweigert by telephone. Also, in attendance were Tom O'Neal and Dan Graham. The meeting was called to order by Jerry Fenstermaker at 3:00 PM.

The Minutes of the November 17, 2005 meeting were approved as corrected (motion by Chancellor and seconded by Compton). The Financial Statements were approved as presented (motion by Schweigert and seconded by Gore).

A discussion regarding conversion of the preferred stock and the Minutes of the Trust Supervision Committee meeting of December 7, 2005 commenced. With that, Fenstermaker and Graham recused themselves from 3:15 thru 4:13. The Board then, unanimously approved the motion to direct the Trust Committee to take the necessary steps to convert the preferred stock, resolution attached. Fenstermaker was not present to vote on the matter.

The Trust Committee members Chancellor and Schweigert requested management provide them a stockholder listing showing each persons percentage holdings of common and preferred.

The meeting was adjourned at 4:30 P.M.

/s/ J. Fenstermaker

Attachment to Exhibit G

There next ensued a discussion concerning the Company's need for additional capital. President Fenstermaker reminded the Board that the Plan of Reorganization provided that there would be an initial injection of capital from an outside source of $10,000,000.00 which did not materialize. Since coming out of bankruptcy, the business plan of the Company has shifted from buying and selling retail contracts in bulk to point of sale contracts which requires additional capital. The Company projects that it will run out of capital by March or April of next year unless there is an additional injection of capital. President Fenstermaker further advised the Board that there would be a need for bridge financing to carry the Company until a new capital injection could be obtained if the Board decided to pursue an injection of additional capital. At this point in the discussion, President Fenstermaker and Dan Graham left the Board meeting.

The Board then further discussed whether the Company should be liquidated or whether additional capital for the continuation of the Company should be sought. The Board noted that in making these decisions, the Board has to consider the interests of both the preferred and the common shareholders. The Board has examined a variety of possible actions to increase the profitability of the company. These potential actions have included adding, subtracting and varying the content of lines of business; restructuring the company; injecting capital; various other items and a variety of combinations of the foregoing. Over the last two years, the Board has already acted on several items which have reduced losses, but have not yet turned profits. The Board has determined that the most practical continuing business for the company is auto loan origination, service, and investment. The Board believes, unanimously, that the only way that the company can prosper to the extent necessary to avoid liquidation is to obtain a new injection of significant capital in some form. It is the judgment of the Board, after long and diligent study and effort, that unless the capital base of the company is expanded, it will not be possible to develop a large enough loan portfolio to generate significant profits as projected. The Board expressed its belief in the Company and the present business plan of the Company. In the opinion of the Board, the Company has reached a point where it must either obtain new capital or liquidate. The Board believes that the Company can be successful with a proper and well structured injection of new capital. The Board believes that both common and preferred shareholders will obtain greater value for their holdings by obtaining additional capital and continuing the business of the company. After a thorough discussion and consideration of all issues, upon motion by Steve Gore and second by Troy Compton, the following resolutions were unanimously adopted:

WHEREAS, the Company has determined that without an injection of additional capital, a reasonable portion of which must be in equity capital, it will not have sufficient funds to operate the business;

WHEREAS, the Company has attempted to obtain sufficient additional debt and equity capital, but its efforts have been to no avail. The primary objection and obstacle that potential investors have expressed is that under the confirmed Plan of Reorganization, the existing Preferred Stock so distorts the capital structure of the Company that no new equity investment can be obtained.

WHEREAS the Board has carefully and fully reviewed all aspects of this matter over many weeks and many meetings, and, after thorough discussion and in the exercise of its best business judgment, has concluded that it is in the best interest of the Company and all Shareholders that the Preferred Stock be converted to Common Stock in order to allow the Company to establish a trading market for its stock, to provide liquidity to all Shareholders, and to allow the Company to obtain the needed additional capital to provide for continued operations into the reasonably foreseeable future;

Now therefore be it

RESOLVED, that the Board recommends that the Trust Supervision Committee make a firm determination that it will effectuate a conversion of the Preferred Stock to Common stock to achieve the corporate purposes set forth above;

FURTHER RESOLVED, that the Trust Supervision Committee shall present the Board with its Resolution affirming the conversion, subject to satisfaction of any appropriate conditions which the Trust Supervision Committee believes reasonable, so that the Board may rely upon such resolution in negotiating capital raising agreements with the Company's investment bankers.

Following adoption of the above resolutions, President Fenstermaker and Mr. Graham returned to the meeting room and the Board meeting continued.

Exhibit H to Motion for Declaratory Relief
(Letter of Interest from Symington Group)

January 2, 2006

 Mr. Jerry Fenstermaker President & CEO
Freedom Financial Group, Inc.
3058 East Elm Street Springfield, MO 65802

Dear Jerry:

We write to follow-up from previous meetings and correspondence with you and your staff regarding our interest in investing in Freedom Financial Group (FFG). We have spent a few months analyzing (more from a high-level, executive summary perspective) Freedom Financial Group's debt service business model, executive staff, financial information, quality of debtor paper, and corporate structure. While more meaningful due diligence is required before an investment is made, our group's initial opinion is that FFG is a "company of interest" for a Symington Private Equity Group investment if it resolves one matter.

As far as we can tell, FFG's corporate structure seems to be heavily burdened with thousands of preferred stock holders that are due to be paid their investment back by the company. So, if The Symington Group is willing to invest in FFG, it will have to sit in line behind all other preferred stockholders before it can begin to recoup its investment, let alone make some reasonable rate of return for our partners. At its current rate of income/growth, it could take several years before FFG's preferred group is paid back. We believe that The Symington Group will have to wait way too long simply to get its investment back.

The Symington Group believes strongly in FFG's business model and believes that an injection of private capital will allow FFG to accelerate its debt service model by leveraging new funds for additional capital to purchase and service notes. But, we do not intend to invest any money under current circumstances. So, a vicious cycle exists -- we believe that FFG is in position to reach its financial goals (which will be better for all investors, current and future), but is likely not to do so because of its current corporate structure.

Again, The Symington Group is interested in investing in FFG if it were to reform its current equity structure. Like any equity group, we have limited resources and time, so if you are interested in The Symington Group submitting an investment proposal to FFG, we request that you resolve this matter quickly. We intend to make our decision by February 28, 2006. Therefore, we'd like to understand your intentions to resolve this matter before the end of February.

If you have questions or wish to discuss further, please contact us at (602) 346-5054.

        Sincerely,

The Honorable J. Fife Symington Partner	John P. Ragan Partner

The Symington Group
2425 East Camelback, Suite 950 - Phoenix, AZ
(602) 346-5054